[MOCON Letterhead]

July 15, 2005

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street N.E.
Washington, D.C. 20549
Attn:       Angela Crane, Branch Chief

Mail Stop 6010

RE:         MOCON, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2004

File No. 000-09273

Dear Ms. Crane:

The following information is supplied in response to the information requests made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated June 16, 2005 (the “Comment Letter”) regarding MOCON, Inc.’s annual report on Form 10-K for the fiscal year ended December 31, 2004.

The following responses to your comments are numbered to correspond to the numbered paragraphs contained in your letter dated June 16, 2005. For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter above each of our corresponding responses.

Note 1 – Summary of Significant Accounting Policies – Page F-6

Revenue Recognition, Page F-8

1.      Comment:

Your disclosure regarding revenue recognition is too vague.  Expand future filings to describe your revenue recognition policy in greater detail.  To the extent that policy differs among significant product lines (i.e. permeation products, weighing and pharmaceutical products, etc.), please make your disclosure product line specific.  Details should be provided to the extent that policy differs among the various marketing venues used by the company, i.e. distributors, direct sales force and independent sales representatives.  Also, if the policies vary in different parts of the world those differences should be discussed.  Provide details of discounts, returns policies, post shipment obligations, customer acceptance, warranties, credits, rebates, and price protection or similar privileges and how these impact revenue recognition.  Also provide an analysis that explains your revenue recognition practices and demonstrates that your policies are SAB 104 and SFAS 48 compliant.

Response:

Overview:

We recognize revenue when it is realized or realizable and earned.  In accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 104 (SAB 104), Revenue Recognition, we consider revenue realized or realizable when persuasive evidence of an arrangement exists, the product has been shipped or the services have been provided to the customer, title and risk of loss of products has passed to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured.

Analysis:

Revenues from all of our product sales are recognized upon shipment.  Our equipment is sold via standard purchase orders. Customer acceptance of our products is not required.  Our terms are F.O.B. shipping point and do not include a right of return, which makes SFAS 48 not applicable.  Title and risk of loss is transferred to the buyer at the time of shipment.  Service revenue is recognized when services are completed.  Our products are shipped from our factory checked out and ready to operate.  As part of the purchase price for some of our more expensive instruments, we do include, at no additional charge, the labor cost for one or two days of on-site customer training by one of our technicians.  This training is not essential to the product’s functionality.  As evidence of this fact, because the customer has to pay the transportation and lodging costs associated with training, some customers choose to forego the training rather than pay even a minor cost for the training.  Under our invoice terms, full payment is due regardless of when or if we perform this training.  These same training services are offered separately at standard prices for less expensive instruments, and also for customers needing additional training due to personnel turnover or other reasons.  Because there is specific objective evidence available regarding the fair value of customer training services, in those cases where training services are included in the price of the instrument, we defer recognition of an amount of revenue equal to the fair value of training services not yet performed at the end of each reporting period.

Our revenue recognition policy does not differ among our various product lines, our marketing venues, or various geographic destinations.  We primarily use our direct sales force to market our products and services in the United States, Canada, and Germany, and a network of independent representatives to market our products and services in other foreign countries.  We do not have distributors who stock our equipment.  We do not offer rebates, price protection, or other similar incentives, and discounts when offered are recorded as a reduction in revenue.  We do offer a standard warranty covering our equipment and services, with warranty periods ranging from ninety days to one year from the date of sale.  Estimated warranty costs are accrued in the same period in which the related revenue is recognized, utilizing historical experience and our expectations regarding future conditions.

Shipping and handling charges billed are recognized in revenues, and the related costs are classified in cost of sales.

We will expand our future filings to describe our revenue recognition policy in greater detail.

2.      Comment:

Your revenue recognition policy states that you generally recognize revenue upon shipment or completion of services when “persuasive evidence of an arrangement exits . . ..”   If revenue has been recognized prior to criteria being met or completion of services, please tell us the circumstances for such revenue recognition and the basis for the accounting treatment.  Otherwise, revise future filings to clarify.

Response:

We have not recognized revenue prior to the proper criteria being met or completion of services, and we will revise future filings to clarify.

Note 13 – Acquisitions, Page 13

3.      Comment:

We note that you are obligated to make three future “earn-out” payments based on the net profits of Lippke in 2004, 2005 and 2006.  Tell us your accounting for these payments and the consideration given to EITF 95-8.  Revise future filings to expand your disclosures to more fully comply with the disclosure requirements of paragraph 13 (a) and (b) of FIN 45.

Response:

The issue addressed by EITF 95-8 is whether contingent consideration represents an adjustment of the purchase price of an acquired enterprise, or compensation for services, use of property, or profit sharing.  The determination is based on a number of indicators, namely factors including continuing employment, factors involving components of a shareholder group, factors involving reasons for contingent payment provisions, factors involving formula for determining contingent consideration, and factors involving other agreements and issues.  The applicability of these various indicators is discussed in more detail below.

Factors involving terms of continuing employment:

There is no employment relationship between Lippke and its former parent company (the selling shareholder), nor between MOCON, Inc. and our subsidiaries other than Lippke, and the selling shareholder.  The selling shareholder is a corporation, which post-acquisition is not providing Lippke, nor MOCON , Inc. or any of our other subsidiaries, with services.  In addition, none of the selling shareholder’s employees or related entities is providing Lippke, or MOCON, Inc. or any of our other subsidiaries, with services.

Factors involving components of shareholder group:

Lippke’s former parent was the sole shareholder; therefore, this factor is not applicable.

Factors involving reasons for contingent payment provisions:

The initial consideration paid at the time of the transaction closing was at the low end of the valuation range for Lippke, and the contingent formula is related to that valuation approach.  There were no prior profit-sharing arrangements.

Factors involving formula for determining contingent consideration:

The formula used to arrive at the calculation of the earn-out is 55 percent, 55 percent, and 50 percent of annual earnings for the years ending December 31, 2004, 2005, and 2006, respectively.  These percentages are more than the 10 percent example, and less than the five times example, used in EITF 95-8.  The earn-out formula for determining the contingent consideration is therefore not a strong indicator of whether the earn-out payments are an adjustment to purchase price, or compensation for services, use of property, or profit sharing.

Factors involving other agreements and issues:

The selling shareholder is not providing Lippke, nor MOCON, Inc. or any of our other subsidiaries, with any use of property, non-employment related services, nor anything else, of value.

Based on the factors outlined in EITF 95-8, we have accounted for the earn-out payments based on the net profits of Lippke in 2004, 2005 and 2006, as additional purchase price.  The contractual minimum future earn-out payments were recorded at the time of the acquisition based on the present value of the future minimum payment amounts.  Any earn-out amounts in excess of the contractual minimums pursuant to the earn-out formula will be recorded when incurred.  Differences between the actual earn-out payment amounts and the initial minimum amounts recorded at the time of the acquisition will be recorded as an increase in goodwill and treated in accordance with SFAS 142.  The allocation of earn-out payments, along with the rest of the purchase price, was based on our assessment of the fair value of identifiable intangible assets, and certain property, plant and equipment.  As part of our assessment process, we utilized a valuation provided to us by an independent third-party appraiser.

We will revise future filings to expand our disclosures to more fully comply with the disclosure requirements of paragraph 13 (a) and (b) of FIN 45.

4.      Comment:

As a related matter we note from your disclosure on page 18, that you made a final dividend payment of $449,087 to Lippke’s former parent company.  Please tell us how you accounted for this payment, citing any authoritative literature upon which you relied.

Response:

This dividend payable was an obligation of Lippke to its former parent company. This $449,087 amount was for profits earned by Lippke in 2003, prior to the acquisition of Lippke by MOCON which was effective January 1, 2004.  This amount was owed to the former parent company, remained a liability until it was subsequently paid by Lippke during 2004, and was included in the purchase price allocation calculation required under SFAS 141.

* * * * *

In connection with this response, the Company acknowledges the following:

•        The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•        Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•        The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have had an opportunity to review the above responses to your comments, please contact me at 763-493-6370 to discuss any further questions or comments you might have.

Sincerely,

/s/ Dane D. Anderson

Dane D. Anderson
Chief Financial Officer
MOCON, Inc.

cc:         Eric Atallah – Securities and Exchange Commission

Martin James – Securities and Exchange Commission

Amy Culbert, Oppenheimer Wolff & Donnelly LLP

Tom Garton – KPMG LLP

Robert Demorest – MOCON, Inc.

Richard Proulx – Audit Committee Chairman, MOCON, Inc.

Dean Chenoweth – Audit Committee, MOCON, Inc.

J. Leonard Frame – Audit Committee, MOCON, Inc.

Robert Gallagher – Audit Committee, MOCON, Inc.